**Thai Farmers Bank**
Public Company Limited

**Tida Samalapa**
Executive Vice President

03007687

12g3-2(b) File No.82-4922

Ref No. CN. 083/2003

March 25, 2003

RECD S.E.C.
MAR 25 2003
1086

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
APR 01 2003
THOMSON FINANCIAL

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105

ธนาคารกสิกรไทย
THAI FARMERS BANK 泰华农民银行

**Summary Statement of Liabilities and Assets** [1/]

**As at February 28, 2003**

| Assets | Baht | Liabilities | Baht |
|---|---|---|---|
| Cash | 8,968,524,970.78 | Deposits | 663,043,510,244.25 |
| Interbank and money market items, net | 114,575,371,128.41 | Interbank and money market items | 5,587,018,239.14 |
| Securities purchased under resale agreements | 27,800,000,000.00 | Liabilities payable on demand | 2,030,156,968.79 |
| Investments, net (with obligations Baht 3,731,445,362.29) | 146,352,051,384.02 | Securities sold under repurchase agreements | 3,700,000,000.00 |
| Credit advances (net of allowance for doubtful accounts) | 487,296,933,085.82 | Borrowings | 45,447,082,835.95 |
| Accrued interest receivables | 1,792,957,870.14 | Bank's liabilities under acceptances | 617,634,793.87 |
| Properties foreclosed, net | 10,861,891,805.59 | Other liabilities | 14,128,112,065.60 |
| Customers' liabilities under acceptances | 617,634,793.87 | Total liabilities | 738,756,491,547.61 |
| Premises and equipment, net | 21,816,812,145.81 | | |
| Other assets | 6,078,817,867.44 | **Shareholders' equity** | |
| | | Paid-up share capital | |
| | | (registered share capital Baht 25,900,945,900.00) | 23,530,947,170.00 |
| | | Reserves and net profit after appropriation | 2,768,583,559.41 |
| | | Other reserves and profit and loss account | 10,480,971,768.65 |
| | | Total shareholders' equity | 36,800,802,498.06 |
| Total Assets | 775,557,294,045.67 | Total Liabilities and Shareholders' Equity | 775,557,294,045.67 |
| Customers' liabilities under unmatured bills | 2,570,285,788.37 | Bank's liabilities under unmatured bills | 2,570,285,788.37 |
| Total | 778,127,579,834.04 | Total | 778,127,579,834.04 |

| | Baht |
|---|---|
| Non-Performing Loans as at December 31, 2002 (Quarterly) | 92,481,974,169.74 |
| (16.46% of total loans before allowance for doubtful accounts) | |
| Loans to related parties | 4,317,263,385.61 |
| Loans to related asset management companies | 28,410,000,000.00 |
| Loans to related parties due to debt restructuring | 8,965,895,810.62 |
| Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand | 18,987,145,600.00 |
| Legal capital fund | 69,018,352,025.89 |
| Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section | - |
| International Banking Facility's assets and liabilities | |
| Total assets | 4,596,294,787.97 |
| Total liabilities | 855,137,478.22 |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 6,508,390,989.89 |
| Letters of credit | 9,686,436,692.11 |

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant